UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(Cusip Number)

Chinh Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. D1497A101			Page 1 of 21

1.	Name of Reporting Person: BCP Crystal Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 41,588,227

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 41,588,227

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 2 of 21

1.	Name of Reporting Person: BCP Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 3 of 21

1.	Name of Reporting Person: BCP Holdings GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 4 of 21

1.	Name of Reporting Person: BCP Management GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 5 of 21

1.	Name of Reporting Person: BCP Caylux Holdings Luxembourg S.C.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 6 of 21

1.	Name of Reporting Person: BCP Caylux Holdings Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 7 of 21

1.	Name of Reporting Person: BCP Crystal Holdings Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 8 of 21

1.	Name of Reporting Person: Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 9 of 21

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 10 of 21

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,655,835

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,655,835

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,655,835

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.4%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 11 of 21

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 3		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,980,933

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 12,980,933

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,980,933

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 12 of 21

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 13 of 21

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 379,285

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 379,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 14 of 21

1.	Name of Reporting Person: Blackstone Family Investment Partnership (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,276,550

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,276,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,276,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 15 of 21

1.	Name of Reporting Person: Blackstone Chemical Coinvest Partners (Cayman) L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,980,933

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 12,980,933

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,980,933

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 16 of 21

1.	Name of Reporting Person: Blackstone Management Associates (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 17 of 21

1.	Name of Reporting Person: Blackstone LR Associates (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 18 of 21

1.	Name of Reporting Person: Peter G. Peterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 19 of 21

1.	Name of Reporting Person: Stephen A. Schwarzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,558,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,558,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,558,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

     This Amendment No. 5 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the "Company"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 5 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     As previously disclosed, BCP Crystal intends to be represented on the Company’s supervisory board by the six members who are shareholder representatives (Anteilseignervertreter), subject to shareholders’ approval which is ensured because of BCP Crystal’s majority position in the shareholders’ meeting. In connection therewith, BCP Crystal notified the chairman of the supervisory board on April 20, 2004 of its intention of have its candidates appointed to the supervisory board as soon as practicable and prior to the Company’s annual general meeting on June 15, 2004 (the “AGM”). BCP Crystal requested that the chairman of the supervisory board discuss with the members of the supervisory board who are shareholder representatives whether they are prepared to resign from their offices on the supervisory board and the chairman of the supervisory board agreed to do so. On April 28, 2004, the Company announced that the members of the supervisory board who are shareholder representatives have resigned with effect prior to the AGM. BCP Crystal will proceed with a nomination process under German law whereby a court would appoint BCP Crystal’s designees with effect as of the time the other supervisory board members' resignations are effective and the shareholders' meeting would later confirm their position by election. The letter to the chairman of the supervisory board is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

     BCP Crystal also intends, as previously disclosed, to enter into a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag), between BCP Crystal as the dominating company and the Company as the dominated company (the “Domination Agreement”). In connection therewith, BCP Crystal has notified the chairman of the management board of the Company of its intention to come to an agreement with the Company as soon as practicable with respect to the steps to be initiated in order to have the agreement auditor (Vertragsprüfer), pursuant to Section 293b of the German Stock Corporation Act (AktG), who is responsible for the examination of the Domination Agreement, appointed by the competent court in due course. In furtherance thereof, the Company's management board has authorized the taking of all necessary actions to enter into the Domination Agreement.

     BCP Crystal has previously disclosed that it intends to seek to delist the Ordinary Shares from the New York Stock Exchange (the "NYSE") following the consummation of the Tender Offer. In reaction to substantially decreased trading volumes of the Ordinary Shares on the NYSE following the successful completion of the Tender Offer, the management board of the Company has authorized the submission of all filings with the NYSE and the SEC necessary to delist the Ordinary Shares from the NYSE.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

     The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

     The subsequent acceptance period of the Tender Offer expired on April 19, 2004 at 24:00h Central European Summer Time, 6:00 p.m. New York City time. On April 27, 2004, BCP Crystal purchased, for an aggregate price of EUR11,702,957.50, a total of 360,091 Ordinary Shares pursuant to the Tender Offer. BCP Crystal purchased these shares using a portion of the equity and the Credit Facilities described in Amendment No. 4 to the Schedule 13D. The offer price for the Tender Offer was EUR32.50 per Ordinary Share. As a result, BCP Crystal is the direct beneficial owner of 41,588,227 Ordinary Shares, representing approximately 84.3% of all Ordinary Shares, excluding treasury shares.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

     12. Letter to the chairman of the supervisory board of the Company, dated April 20, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2004

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By: /s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person